Compañía Cervecerías Unidas S.A.

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)
	Dec 31-2002	Dec 31-2001	Dec 31-2002	Dec 31-2001	% Change
ASSETS

Cash & equivalents	51.246	67.970	71,3	94,6	-24,6%
Other current assets	167.841	139.093	233,6	193,6	20,7%
Total current assets	219.086	207.063	304,9	288,1	5,8%

PP&E, net	330.658	352.828	460,1	491,0	-6,3%
Other assets	103.214	88.394	143,6	123,0	16,8%

TOTAL ASSETS	652.959	648.285	908,6	902,1	0,7%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	48.216	31.663	67,1	44,1	52,3%
Other current liabilities	74.051	76.957	103,0	107,1	-3,8%
Total current liabilities	122.267	108.620	170,1	151,2	12,6%

Long-term debt (2)	23.229	41.475	32,3	57,7	-44,0%
Other long-term labilities	32.491	33.203	45,2	46,2	-2,1%
Total long-term liabilities	55.720	74.678	77,5	103,9	-25,4%

Minority interest	41.486	41.066	57,7	57,1	1,0%

Stockholders' equity	433.485	423.922	603,2	589,9	2,3%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	652.959	648.285	908,6	902,1	0,7%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	93.218	86.415	129,7	120,3	7,9%

Total financial debt	71.445	73.138	99,4	101,8	-2,3%

Net debt (3)	(21.773)	(13.277)	(30,3)	(18,5)	-64,0%

Liquidity ratio	1,79	1,91
Debt / Capitalization	0,13	0,14

(1) Exchange rate: US$ 1.00 = Ch$ 718.61
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets